April 23, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Nicholas P. Panos

Re: Gleacher & Company, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed April 22, 2013
File No. 000-14140

Ladies and Gentlemen:

Attached please find a marked version of the above-referenced Amendment No. 1 to the Preliminary Proxy Statement of Gleacher & Company, Inc. (the “Company”) reflecting changes from the Preliminary Proxy Statement filed by the Company on April 11, 2013.

Sincerely yours,

Patricia Arciero-Craig
General Counsel and Secretary

cc:	Donald J. Murray, Esq.
Covington & Burling LLP
620 8th Avenue
New York, New York 10018
(tel) 212-841-1101